UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 22, 2025

PLUM ACQUISITION CORP. III

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40677	98-1581691
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2021 Fillmore St. #2089

San Francisco, CA 94115

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (929) 529-7125

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act: None.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.07 Submission of Matters to a Vote of Security Holders.

On December 22, 2025, Plum Acquisition Corp. III (“Plum”) held its Extraordinary General Meeting of shareholders (the “Meeting”). As of the close of business on November 7, 2025, the record date for the Meeting, there were 907,486 Class A ordinary shares, par value $0.0001 per share (a “Class A Share”) and 7,062,500 Class B ordinary shares, par value $0.0001 per share (the “Class B Shares” and, together with the Class A Shares, the “Common Shares”) outstanding, each of which was entitled to one vote with respect to the Domestication Proposal, the Business Combination Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, and the Adjournment Proposal. A total of 7,911,075 Common Shares, representing 99.26% of the total Common Shares entitled to vote at the Meeting, were present in person or by proxy, constituting a quorum. The proposals listed below are described in more detail in the proxy statement/prospectus filed by Plum III Merger Corp., a corporation formed under the Laws of the Province of British Columbia (“Pubco”), with the Securities and Exchange Commission on December 1, 2025 (the “Proxy Statement/Prospectus”). A summary of the voting results at the Meeting is set forth below:

Proposal No. 1 – Domestication Proposal: Our shareholders approved, as a special resolution, the transfer of Plum by way of continuation from the Cayman Islands to the Province of British Columbia, Canada in accordance with Plum’s Amended and Restated Memorandum and Articles of Association and the Cayman Islands Companies Act (As Revised) and the domestication of Plum (the “Domestication”) as a British Columbia corporation in accordance with the applicable provisions of the Business Corporations Act (British Columbia), including the adoption of the Domestication Articles (the “Domestication Proposal”) :

For	Against	Abstain	Broker Non-Vote
7,883,323	17	0	27,735

Proposal No. 2 – Business Combination Proposal: Our shareholders approved, as an ordinary resolution, the Business Combination Agreement, dated as of August 22, 2024 (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement” and the transactions contemplated thereby, collectively, the “Business Combination”) by Plum, Plum III Amalco Corp., a corporation formed under the Laws of the Province of British Columbia and a direct, wholly owned subsidiary of Plum (“Amalco”), PubCo, and Tactical Resources Corp., a corporation formed under the Laws of the Province of British Columbia (“TRC”), including the Arrangement Resolution pursuant to which, among other things and subject to the terms and conditions contained in the Business Combination Agreement and the Plan of Arrangement (annexed to the Proxy Statement/Prospectus as Annex B), (i) Plum shall effect the Domestication, (ii) following the Domestication, Plum shall amalgamate with PubCo (the “Plum Amalgamation”) to form one corporate entity and PubCo will survive the Plum Amalgamation, and (iii) immediately following the Plum Amalgamation, TRC and Amalco shall amalgamate (the “TRC Amalgamation”) to form one corporate entity and TRC will survive the TRC Amalgamation (the “Business Combination Proposal”):

For	Against	Abstain	Broker Non-Vote
7,883,323	17	0	27,735

Proposal No. 3 – Advisory Organizational Documents Proposals: Our shareholders approved, as an ordinary resolution and on a non-binding advisory basis, the following four (4) separate resolutions regarding the governance provisions contained in the PubCo Closing Articles (annexed to the Proxy Statement/Prospectus as Annex E) that materially affect Plum shareholders’ rights (the “Advisory Organizational Documents Proposals”):

Advisory Organizational Documents Proposal A: to change the authorized share capital from the existing (i) 200,000,000 Class A Shares, (ii) 20,000,000 Class B Shares, and (iii) 1,000,000 preference shares of a nominal or par value of $0.0001 each, to an unlimited number of common shares of PubCo, par value $0.0001 per share (“PubCo Common Shares”).

For	Against	Abstain	Broker Non-Vote
7,883,320	17	3	27,735

Advisory Organizational Documents Proposal B: to reduce the requisite quorum for a meeting of shareholders from (x) one or more shareholders holding at least a majority of the paid up voting share capital present in person or by proxy and entitled to vote at that meeting to (y) not less than one person holding or representing not less than 5% of the shares entitled to be voted at the meeting.

For	Against	Abstain	Broker Non-Vote
7,883,323	17	0	27,735

Advisory Organizational Documents Proposal C: to change the name of the company from “Plum III Merger Corp.” to “Tactical Resources Corporation”.

For	Against	Abstain	Broker Non-Vote
7,911,058	17	0	0

Advisory Organizational Documents Proposal D: to not include in the PubCo Closing Articles provisions relating to the Class B Shares, the initial public offering of Plum consummated on July 30, 2021, Plum’s sponsor (Mercury Capital LLC), the initial business combination (whereby Plum was formed for the purpose of entering into a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses), and other related matters.

For	Against	Abstain	Broker Non-Vote
7,883,323	17	0	27,735

Proposal No. 4 – Nasdaq Proposal: Our shareholders approved, as an ordinary resolution, for the purposes of complying with the applicable listing rules of The Nasdaq Stock Market LLC, (i) the issuance of PubCo Common Shares in connection with the Business Combination and (ii) the issuance of an aggregate of up to $100,000,000 of PubCo Common Shares from time to time to YA II PN, LTD. (“Yorkville”) over a 36-month period following the closing of the Business Combination pursuant to the Yorkville financing (as described in more detail in the Proxy Statement/Prospectus) (the “Nasdaq Proposal”):

For	Against	Abstain	Broker Non-Vote
7,883,323	17	0	27,735

Proposal No. 5 – Incentive Plan Proposal: Our shareholders approved, as an ordinary resolution, for the purposes of complying with the rules of the Nasdaq Stock Market, the issuance of PubCo Common Shares pursuant to the PubCo Omnibus Equity Incentive Plan (annexed to the Proxy Statement/Prospectus as Annex K) (the “Incentive Plan Proposal”):

For	Against	Abstain	Broker Non-Vote
7,883,320	17	3	27,735

Proposal No. 6 – Adjournment Proposal: As there were sufficient votes at the time of the meeting to approve the Domestication Proposal, the Business Combination Proposal, the Advisory Organizational Documents Proposals, the Nasdaq Proposal, and the Incentive Plan Proposal, the Adjournment Proposal, which had previously been voted on by proxy, was rendered moot and not presented to shareholders at the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLUM ACQUISITION CORP. III
Dated: December 29, 2025

	By:	/s/ Kanishka Roy
		Name:	Kanishka Roy
		Title:	President and Chief Executive Officer

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